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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RALLY SOFTWARE DEVELOPMENT CORP.
(Name of Subject Company (Issuer))

GRAND PRIX ACQUISITION CORP.
(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

CA, INC.
(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

751198102
(CUSIP Number of Class of Securities)

Grand Prix Acquisition Corp.
c/o CA, Inc.
520 Madison Avenue
New York, New York 10022
1-800-225-5224
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Michael S. Ringler
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza, Spear Tower, Suite 3300
San Francisco, California
(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$538,914,542	$62,621.87

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Rally Software Development Corp., at a purchase price of $19.50 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: (i) 25,647,582 issued and outstanding Shares, multiplied by $19.50 per Share; (ii) 1,508,101 Shares underlying outstanding options with an exercise price that is less than $19.50 per Share, multiplied by $9.80 per Share (which is equal to the difference between $19.50 and $9.70, the weighted average exercise price of such options that have an exercise price that is less than $19.50 per Share); (iii) 1,034,734 Shares subject to restricted stock units, multiplied by $19.50 per Share; (iv) 190,000 Shares estimated to be subject to outstanding rights under the 2013 Employee Stock Purchase Plan (the "ESPP") (assuming that the closing price per Share as reported on The New York Stock Exchange on the last day of the offering period in effect under the ESPP was equal to the Offer Price), multiplied by $19.50 per Share; and (v) 7,951 Shares issuable pursuant to outstanding warrants with an exercise price less than $19.50 per Share, multiplied by $15.72 per Share, which is the offer price per Share minus the exercise price of such warrants of $3.78 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☐	Not applicable	Filing party:	☐	Not applicable
Form or Registration No.:	☐	Not applicable	Date filed:	☐	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Grand Prix Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of CA, Inc., a Delaware corporation ("Parent" or "CA"), for all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares") of Rally Software Development Corp., a Delaware corporation (the "Company" or "Rally"), at a price of $19.50 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated June 8, 2015 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the "Offer."

        All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

        (a) Name and Address. The name, address, and telephone number of the subject company's principal executive offices are as follows:

Rally Software Development Corp.
3333 Walnut Street
Boulder, Colorado 80301
(303) 565-2800

        (b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of June 2, 2015, based on information provided by Rally, there were (i) 25,647,582 Shares issued and outstanding; (ii) 1,672,790 Shares issuable upon the exercise of outstanding stock options to purchase Shares; (iii) 1,034,734 Shares subject to restricted stock units; (iv) 190,000 Shares estimated to be subject to outstanding rights under the ESPP; and (v) 7,951 Shares issuable pursuant to outstanding Rally warrants. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

        (c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A ITEM 1003

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto.

ITEM 4.    TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

        (a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 1 ("Terms of the Offer")
THE TENDER OFFER—Section 2 ("Acceptance for Payment and Payment for Shares")
THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
THE TENDER OFFER—Section 4 ("Withdrawal Rights")
THE TENDER OFFER—Section 5 ("Material U.S. Federal Income Tax Consequences")
THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Rally")
THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Regulation M-A Item 1005

        (a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser")

        (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Rally")
THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Rally")

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

        (a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Rally") is incorporated herein by reference.

        (c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Rally")
THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Rally")
THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
THE TENDER OFFER—Section 14 ("Dividends and Distributions")

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

        (a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")

        (b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 9 ("Source and Amount of Funds")
THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
THE TENDER OFFER—Section 15 ("Certain Conditions to the Offer")

        (d) Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

        (a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser")

        (b) Securities Transactions. None.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

        (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")
THE TENDER OFFER—Section 18 ("Fees and Expenses")

ITEM 10.    FINANCIAL STATEMENTS.

Regulation M-A Item 1010

        (a) Financial Information. Not applicable.

        (b) Pro Forma Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

Regulation M-A Item 1011

        (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with Rally")

THE TENDER OFFER—Section 11 ("The Acquisition Agreement; Other Agreements")
THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for Rally")
THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")
THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Notice of Guaranteed Delivery
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 8, 2015
(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp., and Stockholder thereto
(a)(5)	Joint Press Release of CA, Inc. and Rally Software Development Corp., dated May 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Grand Prix Acquisition Corp. and CA, Inc. with the Securities and Exchange Commission on May 27, 2015)
(b)	None
(d)(1)	Acquisition Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Rally Software Development Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rally Software Development Corp. with the Securities and Exchange Commission on May 27, 2015)
(d)(2)	Confidentiality Agreement, dated December 9, 2014, between Rally Software Development Corp. and CA, Inc.
(g)	None
(h)	None

Item 13.    Information Required by Schedule 13E-3.

        (a) Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GRAND PRIX ACQUISITION CORP.
By:	/s/ Lawrence Egan
Name: Lawrence Egan
Title: President and Secretary
CA, INC.
By:	/s/ Michael C. Bisignano
Name: Michael C. Bisignano
Title: Executive Vice President and General Counsel

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 8, 2015
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Notice of Guaranteed Delivery
(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on June 8, 2015
(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp., and Stockholder thereto
(a)(5)
Joint Press Release of CA, Inc. and Rally Software Development Corp., dated May 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Grand Prix Acquisition Corp. and CA, Inc. with the Securities and Exchange Commission on May 27, 2015)
(b)	None
(d)(1)
Acquisition Agreement, dated as of May 27, 2015, by and among CA, Inc., Grand Prix Acquisition Corp. and Rally Software Development Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rally Software Development Corp. with the Securities and Exchange Commission on May 27, 2015)
(d)(2)	Confidentiality Agreement, dated December 9, 2014, between Rally Software Development Corp. and CA, Inc.
(g)	None
(h)	None

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
INDEX TO EXHIBITS